Mail Stop 3561

June 2, 2010

David J. Anderson
Chief Financial Officer
Honeywell International Inc.
101 Columbia Road
Morris Township, New Jersey 07962

> **Re: Honeywell International Inc.**
> **File No. 001-08974**
> **Form 10-K: For the fiscal year ended December 31, 2009**
> **Form 10-Q: For the quarterly period ended April 3, 2010**

Dear Mr. Anderson:

We have reviewed the above referenced filings and have the following comments. We ask you to revise future filings in response to some of these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-K: For the fiscal year ended December 31, 2009

Item 1A. Risk Factors

Risk Factors, page 11

1. We note your statement on page 11 that "Our business, operating results, cash flows and financial condition are subject to various risks and uncertainties, including, without limitation, those set forth below, any one of which could cause our actual results to vary materially from recent results or from our anticipated

future results." In a letter dated August 8, 2008 you represented that you would revise this language in future filings. Please tell us why you have not done so. Additionally please tell us whether you have discussed all known material risks, or as the disclosure suggests, only some material risks.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

2.   Please refer to the sections of MD&A titled "Consolidated Results of Operations" and "Review of Business Segments." We note that while you have identified certain factors that have materially impacted (i) consolidated net sales and consolidated costs and (ii) each segment's net sales and "segment profit," you have provided only limited quantification of the actual financial impact of those factors. For example, in your comparative analyses of results of operations for fiscal year 2009 to results for fiscal year 2008, you generally have not quantified the absolute impact of lower sales volume, lower material costs, reduced labor costs (reflecting reduced census, work schedule reductions, benefits from prior repositioning actions and lower incentive compensation), and/or indirect cost savings on (a) consolidated cost of products and services sold, (b) consolidated selling, general and administrative expenses, and (c) each segment's reported profit. Please revise your disclosure to quantify the absolute impact of each factor identified, as well as any other factor that may have materially impacted your consolidated and/or segment results. Refer to section 501.04 of the Codification of Financial Reporting Releases for guidance. Please provide your proposed expanded disclosure as part of your response.

Review of Business Segments, page 26

3.   We note that your MD&A disclosure regarding your segments' operating results discusses segment revenue and segment profit, but does not provide a comprehensive analysis of the costs incurred by your segments. In this regard, we believe that expanding your disclosure to specifically address the costs recognized by each segment would (i) allow for a more detailed discussion and analysis of certain significant captions presented on the face of the statement of operations (e.g., costs of products sold and costs of services sold) and (ii) provide a better understanding of whether and how changes in costs have directly impacted segment profitability and/or profit margin percentage. For example, we believe that additional disclosure regarding segment costs may facilitate further quantification and analysis of factors that may have directly impacted each segment's costs of sales and/or profitability during fiscal years 2008 and 2009, such as changes in sales volume, changes in the amount of research and development expense incurred, increases in costs attributable to acquired businesses, and fluctuations in raw material and/or component costs due to

changes in procurement activities (e.g., the expiration of certain of your Aerospace segments' long-term fixed supplier price agreements in 2009, as discussed on page 8 of the "Business" section of your Form 10-K). Furthermore, it would appear that a detailed analysis of segment costs would provide additional insight regarding the effectiveness of the repositioning activities and cost saving initiatives implemented at each segment. Please revise your MD&A disclosure accordingly, or advise. In connection with your expanded disclosure, consider (a) utilizing tables to identify, quantify, and present the various material costs incurred by each segment (i.e., including material components of cost of sales and changes thereto) and (b) revising your narrative disclosure to discuss any material fluctuations in the amounts presented in those tables. Provide your proposed expanded disclosure as part of your response.

4.   Please analyze the relative factors that drive variances in the gross profit margin percentage for each segment to the extent not apparent from your analysis of variances in revenue and costs of revenues. Although a detailed discussion of the drivers underlying variances in revenues and associated costs may be presented within the respective segment analyses, the relative weight of each on the gross profit margin percentage may not be fully apparent or understood without a specific analysis in this regard. Provide your proposed revised disclosure as part of your response.

Liquidity and Capital Resources

Cash Flow Summary, page 37

5.   We note that your MD&A discussion of cash provided by operating activities references changes in earnings and working capital and/or the period-to-period changes in certain reconciling items identified on the face of your statements of cash flows. Such references may not sufficiently explain the changes in actual cash receipts and cash disbursements, given that (i) earnings and working capital are recognized on an accrual basis and (ii) you prepare your statements of cash flows using the indirect method. Furthermore, we note that your Aerospace segment generates a material percentage of your reported consolidated sales revenue. In this regard, we note that the timing of revenue and expense recognition under the long-term contracts of your Aerospace segment may not necessarily correspond with the timing of cash receipts and disbursements under such contracts, as contract terms may (a) require your customers to make advance payments or (b) result in the recognition of deferred revenue or unbilled revenue, for which no cash is received. While we acknowledge that your comparison of 2008 cash flows to 2007 cash flows refers to changes in customer advances and deferred income, we believe a fuller discussion of the impact of such factors and the related underlying drivers would be useful, particularly due to the significance

of the Aerospace segment. For the aforementioned reasons, we believe that you should expand your discussion and comparative analysis of cash provided by operating activities to place a greater emphasis on the actual cash impact of the factors identified. In this regard, we believe your revised disclosure should quantify material changes in cash receipts and cash disbursements and discuss the underlying factors that resulted in such changes. Please revise your disclosure accordingly, or advise. Provide your proposed expanded disclosure as part of your response. For further guidance, refer to Section IV.B of our interpretive release "Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations," which is available on our website at http://www.sec.gov/rules/interp/33-8350.htm.

Liquidity, page 38

6.   Please discuss both the benefits and the risks/costs associated with (a) sales of interests in designated pools of trade accounts receivables and (b) repurchases of trade accounts receivables. Your discussion should be in sufficient detail to provide an understanding as to why you enter such transactions. Your discussion should explain both the purpose for your ability to repurchase the accounts receivables and the circumstances under which the receivables would be repurchased. In addition, you should discuss the relative impact of the sales and repurchases of receivables on your liquidity and cash flows – for example, associated fees, discounts or premiums and the typical net cash impact of a sale and subsequent repurchase of the receivable sold. Furthermore, discuss any related impact to your financial position and/or results of operations. Provide your proposed expanded disclosure as part of your response.

Contractual Obligations and Probable Liability Payments, page 40

7.   Please tell us the reason(s) why approximately 87.5% of your estimated asbestos related liabilities are expected to be paid between fiscal years 2010 and 2014, but you only anticipate collecting approximately 27.2% of the expected insurance recoveries related to your asbestos liabilities during the same period. As part of your response, also explain why the total amount expected to be paid for asbestos related liabilities during 2010 is significantly greater than (a) the annual amounts paid to satisfy asbestos related liabilities in prior years, (b) estimated annual payments for asbestos related liabilities in subsequent years, and (c) the total amount expected to be recovered through insurance policies over the next five years. Furthermore, please expand your disclosure in both the "liquidity and capital resources" section of MD&A and the footnotes to the financial statements to discuss any known reason(s) for the expected timing differences between the payment of the amounts recorded for asbestos related liabilities and the receipt of anticipated insurance recoveries.

Item 8. Financial Statements and Supplementary Data

Notes to Financial Statements

Note 1 – Summary of Significant Accounting Policies

Transfers of Financial Instruments, page 57

8.   You disclose that the accounts receivables in which you sell interests to third
        parties are removed from the balance sheet at the time that they are sold. This
        appears to be inconsistent with your disclosure in Note 8 and elsewhere that
        receivables sold are required to remain on the balance sheet due to the
        modification of the accounts receivable program in April 2009 that permits you to
        repurchase the receivables at your discretion. Please revise or advise.

Note 2 – Acquisitions and Divestitures, page 60

9.   We note that during fiscal years 2009, 2008, 2007, you acquired businesses for
        aggregate costs of $468 million, $2.181 billion, and $1.190 billion, respectively.
        We note further that goodwill comprised a material portion of the purchase price
        paid in connection with each of the acquisitions that you have disclosed. If future
        acquisitions result in the assignment of a significant portion of the purchase price
        to goodwill, please provide a qualitative description of the factors that resulted in
        the recognition of such goodwill. Refer to FASB ASC 805-30-50-1a (formerly
        paragraph 68(e) of SFAS No. 141(R)).

Note 6 – Income Taxes, page 66

10.   Please tell us and disclose, if appropriate, the reason(s) for the significant increase
        in the amount of "foreign income from continuing operations before taxes"
        recognized for fiscal year 2008, as well as the reason(s) why the increase in
        foreign income does not appear to have materially impacted your company's
        foreign income tax expense for the period.

Note 21 – Commitments and Contingencies

Environmental Matters, page 83

11.   It appears that over the last three years, your total environmental liability has
        primarily related to three matters - New Jersey chrome sites, Onondaga Lake and
        Dundalk Marine Terminal. These matters appear to have been established prior to
        2007. However, we note that you have recognized accruals for environmental

liabilities in every quarter from the beginning of 2007 through March 31, 2010. The total amount accrued over such period was $897 million. The total environmental liability at December 31, 2006 was $831 million. Please explain to us in sufficient detail the basis for the recurring accruals and the reasonableness of the amounts accrued, including the factors, circumstances and considerations associated with the quarterly amounts accrued. As part of your response, tell us why you believe the total amount of the environmental liability reported at December 31, 2006 and each succeeding quarter end was reasonable and adequate.

12.   Please consider disclosing the amount of liability accrued for each identified environmental matter so that investors may have an understanding of the relative magnitude of each, as encouraged by FASB ASC 410-30-50-10d.1.

Note 22 – Pension and Other Postretirement Benefits, page 94

13.   We note that your pension footnote provides the required disclosures regarding your U.S. defined benefit pension plans and your non-U.S. defined benefit plans on a combined basis. However, given that the projected benefit obligation related to your non-U.S. defined benefit plans comprised approximately 24 percent of the projected benefit obligation for all plans at December 31, 2009, it appears that it may be appropriate for you to provide the pension disclosures related to your U.S. defined benefit plans and your non-U.S. defined benefit plans on a separate basis. In this regard, please revise your disclosure, or tell us why you believe that your current disclosure is adequate. Refer to FASB ASC 715-20-50-4 (formerly paragraph 7 of SFAS No. 132(R)) for further guidance.

Note 23 – Segment Financial Data, page 99

14.   Based upon your footnote disclosure, it appears that your reportable segments have been determined based upon the nature of the products and services that they offer. However, we also note that each of your reportable segments appears to offer several diverse products and/or services. In this regard, we believe that it may be appropriate for you to expand your footnote disclosure to provide additional information regarding the amount of revenue generated within each reportable segment (i.e., from external customers) for (i) each major product and service or (ii) grouping thereof, on a basis less broad than the current reportable segment level, such as the basis used to discuss each segment's results in MD&A. We believe that the additional footnote disclosure will provide meaningful information that could facilitate a better understanding of the extent to which changes in the revenue generated by specific products or services have impacted (a) the total revenue generated by each segment and (b) your company's consolidated revenue. Please revise your footnote disclosure accordingly, and

provide us with a sample of your proposed expanded disclosure as part of your response. Refer to FASB ASC 280-10-50-40 (formerly paragraph 37 of SFAS No. 131) for further guidance.

Note 26 – Unaudited Quarterly Financial Information, page 102

15. Please add footnotes to your table of "unaudited quarterly financial data," which briefly describe or cross-reference to a discussion of factors that have materially affected the comparability of the information reflected therein. For example, we believe that it may be appropriate to provide footnotes that describe (i) the gain recognized in connection with the sale of your Consumables Solutions business in July of 2008 and (ii) the substantially larger accrual recorded for environmental liabilities during the third quarter of fiscal year 2008. In addition, please consider whether similar disclosure should accompany your table of "selected financial data" presented in "Item 6" of your Form 10-K. Refer to Item 302(a)(3) of Regulation S-K, as well as Instruction 2 to Item 301 of Regulation S-K, for further guidance.

Form 10-Q: For the quarterly period ended April 3, 2010

Item 1. Financial Statements

Notes to Financial Statements

Note 6 – Accounts, Notes and Other Receivables, page 10

16. Based upon your disclosure in Note 8 to the financial statements presented in your fiscal year 2009 Form 10-K, unbilled receivables represented approximately 19% and 20% of your total short-term trade receivables balances at December 31, 2009 and December 31, 2008, respectively. Given that unbilled receivables have historically comprised a material portion of your total short-term receivables balance, we believe that it may be meaningful for you to disclose the amount of unbilled receivables in your quarterly reports. Please revise your disclosure accordingly, or advise.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in its filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jeffrey Sears at 202-551-3302 or Doug Jones at 202-551-3309 for questions regarding the financial statements and related matters or Dana Brown at 202-551-3859 for questions regarding the comment addressing "Risk Factors." You may also contact me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief